

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

Mail Stop 4561

February 23, 2007

Eric Schmidt
Chief Executive Officer
Google Inc.
1600 Amphitheatre Parkway
Mountain View, California 94043

Re: **Google Inc.**
Form 10-K for the Fiscal Year Ended December 31, 2005
Forms 10-Q for Fiscal Quarters Ended
March 31, 2005, June 30, 2005, September 30, 2005,
    and September 30, 2006
Form 8-K filed January 31, 2006

Dear Mr. Schmidt:

We have reviewed the above referenced filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Consolidated Statements of Income, page 74

1. We have reviewed your response to prior comment number 4 with respect to your application of the two-class method of computing earnings per share ("EPS") and your revised disclosures, and we have the following additional comments:

(a) We believe the requirement to present EPS data for each class of common stock pursuant to paragraph 61(d) of SFAS 128 is <u>not</u> limited to the capital structure described in paragraph 60(b) of SFAS 128 as postulated in your response, and, therefore, your accounting treatment and disclosures for EPS should be revised accordingly.

(b) Disclose on the face of your income statements the EPS data for each class of common stock. If the amounts are the same for both classes, clearly state so on the face of the income statements.

(c) Disclose your EPS computations for each class of common stock pursuant to paragraph 40 of SFAS 128.

(d) Provide us your basic and diluted EPS computations for each class of common stock utilizing the methodology described in our prior comment, as we have requested previously.

(e) If the Class B common shareholders have the legal ability to cause the Board of Directors to declare unequal dividends to the holders of Class A and Class B common stock, notwithstanding the likelihood of that occurring, tell us how you evaluated the impact of Issue 3 of EITF 03-6 in computing EPS for each class.

(f) Expand your proposed disclosure to describe the "safeguards" built into your Certificate of Incorporation, as well as Delaware law, which precludes your Board of Directors from declaring unequal per share dividends on each class of common stock.

 (g) We do not agree with your assertion that you have a "single class of common stock" from an economic or monetary perspective due to the different voting rights accorded to each class of common stock, and, accordingly, revise your proposed disclosure.

2. We are still evaluating your responses to prior comments 6 to 9 and may have further comment in the near future.

<u>Closing</u>

You may contact Chris White at (202) 551-3461 or Craig Wilson, Senior Assistant Chief Accountant at (202) 551-3226 if you have questions regarding comments

on the financial statements and related matters. Please contact Barbara C. Jacobs at (202)

551-3735 with any other questions

                                        Sincerely,

                                        Craig Wilson
                                        Senior Assistant
                                        Chief Accountant